Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

Tel: 212.859.8000

Fax: 212.859.4000

www.friedfrank.com

Direct Line: 212.859.8735 Fax: 212.859.4000 levitmi@ffhsj.com January 12, 2007

Jennifer Hardy

Legal Branch Chief

Division of Corporate Finance

Andrew P. Schoeffler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pregis Corporation (the “Company”)
Registration Statement on Form S-4
File No. 333-130353 and 333-130353-01 through 04
(the “Registration Statement”)

Dear Ms. Hardy and Mr. Schoeffler:

This letter sets forth the response of the Company to the comment letter, dated December 6, 2006, of the staff of the Division of Corporate Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 3 to the Company’s Registration Statement (the “Amendment”).

General

Comment 1: Please note that your next amendment must include financial statements for the interim period ending September 30, 2006 in accordance with Rule 3-12 of Regulation S-X.

Response: The Company has included financial statements for the periods ending September 30, 2006 and 2005 in Amendment No. 3.

A Delaware Limited Liability Partnership

New York • Washington • London • Paris • Frankfurt

Fried, Frank, Harris, Shriver & Jacobson LLP
January 12, 2007

Prospectus Summary, page 1

Comment 2: Please disclose the material terms of the registration rights agreement. Please also disclose the total amount of the penalties to which you are subject under Section 6 of the agreement. In this regard, we note that your registration statement was not declared effective and you have not consummated your exchange offer within the time periods required by the registration rights agreement.

Response: The Company has added additional disclosure about the registration rights agreement on page 3 of the Registration Statement.

Risk Factors, page 19

Rights of holders of senior secured floating rate notes . . ., page 27

Comment 3: The statements you make in this risk factor seem to contradict the requirements of Section 314 of the Trust Indenture Act. Please advise or revise.

Response: The Company has deleted this risk factor in response to the Staff’s comment.

If we fail to achieve and maintain an effective system . . ., page 35

Comment 4: The disclosure in the second paragraph discusses the facts related to the material weaknesses, but does not explain the risks to investors. Please revise to disclose the risks to investors, including the risk of relying on your financial statements.

Response: The Company has expanded the disclosure in this risk factor on pages 31 and 32 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal 2005 (Combined) and Fiscal 2004 (Predecessor), page 49

Comment 5: We note that you combined the results of operations for your Predecessor and Successor for 2005. This presentation results in the combination of periods that have not been prepared on a comparable basis of accounting and is therefore not in accordance with generally accepted accounting principles. We note that you must discuss all periods presented in the financial statements, even though some of these periods relate to your predecessor operations and are not comparable with subsequent periods. The fact that these periods are not comparable with the subsequent periods presented does not eliminate the requirement to discuss these periods and the reasons for the changes in the registrant’s results of operations. Refer to Item 303 of Regulation S-K. We note that it may be appropriate for you to discuss and analyze the 2005 fiscal year

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results on a pro forma basis in addition to your discussion of these periods on a stand alone historical basis.

Response: The Company has eliminated the combined presentation within the MD&A at pages 50-54 in response to the Staff’s comment. The period to period comparisons for 2005 have been redrafted to compare the Predecessor period from January 1, 2005 to October 12, 2005, the Successor period from October 13, 2005 to December 31, 2005, the pro forma twelve months ended December 31, 2005, and the twelve months ended December 31, 2004.

Use of Adjusted EBITDA, page 55

Comment 6: We note your response to comment 4 from our letter dated February 24, 2006 and your revised disclosure on pages 59 and 60 which removes all reference to Adjusted EBITDA as a performance measure and only presents this non-GAAP measure as a debt covenant measure. Please address the following comments:

Comment 6a: Your disclosure on page 60 continues to discuss that “issuers of ‘high yield’ securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations” which you had previously removed in your Amendment #1 and response letter dated February 14, 2006. Based on your prior response and revised disclosures, please delete these statements and all other references to EBITDA and Adjusted EBITDA as liquidity measures.

Response: In response to the Staff’s comment, the Company has deleted the statements noted by the Staff on page 64 and all other references to EBITDA and Adjusted EBITDA as liquidity measures.

Comment 6b: You disclose material covenants to your senior secured credit facilities in your footnotes on page F-18 which includes a “maximum leverage ratio” and a “minimum cash interest ratio.” Tell us how your fixed charge coverage ratio which uses Adjusted EBITDA in its calculation on pages 59 and 60, relates to these covenants included in your footnotes. In this regard, if the fixed charge coverage ratio is unrelated and is a material covenant which warrants discussion in MD&A, we would anticipate either this covenant being referenced with the others in your footnotes on page F-18 or your “maximum leverage ratio” and a “minimum cash interest ratio” being included in your table on page 60.

Response: The Company has added a discussion of the fixed charge coverage ratio and the secured indebtedness leverage ratio within its footnotes on page F-18. The fixed charge coverage ratio and secured indebtedness leverage ratios are used in the Company’s indentures governing the notes, whereas the maximum leverage ratio and minimum cash interest ratio are used in the Company’s credit facility.

Fried, Frank, Harris, Shriver & Jacobson LLP
January 12, 2007

Description of Senior Secured Floating Rate Exchange Notes, page 125

Collateral, page 127

Comment 7: As you are aware, Section 314(d) of the Trust Indenture Act requires the obligor to furnish to the indenture trustee certificates or opinions of fair value from an engineer, appraiser or other expert upon any release of collateral from the lien of the indenture. The engineer, appraiser or other expert must opine that the proposed release will not impair the security under the indenture in contravention of the provisions of the indenture. We note that the indenture and certain collateral agreements contemplate the release of collateral subject to the lien of the indenture in a number of circumstances. In this regard, we note, for example and without limitation, the expansive power of the first lien holders to cause, under a variety of circumstances, the release of collateral subject to the lien of the indenture. We also note the release of subsidiary capital stock specifically pursuant to the so-called “collateral cutback provision.” Please explain how you intend to comply with the requirements of Section 314(d). If you do not intend to furnish certificates or opinions, please explain how this is consistent with Section 314(d). As it relates to the “collateral cutback provision,” please explain how the obligor(s) intend to monitor the value of the subsidiary capital stock subject to the lien. If the obligors do not intend to monitor the value, please explain how the obligors will (1) determine whether and when a release is necessary to avoid the requirements of Rule 3-16 of Regulation S-X; (2) calculate the amount of subsidiary capital stock to be released; and (3) establish the “fair value” of the released collateral in support of the determination that the release will not impair the security under the indenture. We may have further comment.

Response:

A. Overview

As discussed in more detail below, we have analyzed the collateral release provisions contained in the Indenture governing the Company’s senior secured notes as follows:

(1) Pregis intends to comply with Section 314(d) of the Trust Indenture Act of 1939 by delivering to its indenture trustee, every six months, an officer’s certificate stating that during the prior six months all collateral releases were made in the ordinary course of business in accordance with the Indenture and all proceeds were used in its business or to make payments on the senior secured notes or as otherwise permitted by the Indenture (subject to the rights of the 1st lien lenders described in the following paragraph). This bi-annual officer’s certificate is consistent with the SEC’s longstanding position and reflects the SEC’s acknowledgement that Section 314(d) is not aimed at prohibiting

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ordinary course business activity. Pregis will also deliver to the indenture trustee annual audited financial statements.

(2) The Company anticipates that the semi-annual officer’s certificate will provide that all releases in the prior six months were in the ordinary course of business, other than releases permitted by or authorized by the 1st lien lenders under the Company’s senior credit facility. Under the terms of the Indenture, the 1st lien lenders control all matters related to the collateral, including collateral releases, and the 2nd lien noteholders and the trustee have agreed to this arrangement in the Indenture governing the senior secured notes. The SEC has recognized in the past that Section 314(d) is not applicable to collateral which is controlled by a third party pursuant to separate documentation outside the indenture.

(3) Regarding the “collateral cutback provision,” we do not believe that this provision results in releases of collateral or that Section 314(d) is applicable. Under the Indenture, the collateral value of each of the Company’s subsidiaries is capped at an amount less than 20% of the value of the senior secured notes ($25.6 million as of June 30, 2006). Accordingly, if the value of a subsidiary ever equals or exceeds $25.6 million, only the amount less than $25.6 million serves as collateral; any greater amount was never granted as collateral and therefore is not released. There are no documents evidencing a “release,” the noteholders do not return collateral to the Company, and the trustee is not required to take any action.

B. Ordinary Course Collateral Releases

Section 314(d) of the Trust Indenture Act generally requires the delivery of certificates and opinions in connection with obtaining the release of collateral subject to the lien of an indenture. Each release of collateral requires the obligor to deliver to the indenture trustee a certificate or opinion from an engineer, appraiser or other expert as to the fair value of the collateral to be released and to include a statement that, in the opinion of the expert, the proposed release will not impair the security under the indenture in violation of the indenture’s terms. The certificate or opinion must be delivered by an independent expert if the fair value of the collateral and all other property released since the commencement of the then current calendar year is equal to or greater than 10% of the aggregate principal amount of the indenture securities at the time outstanding ($12.8 million in the case of Pregis at June 30, 2006).

The Staff has long recognized that it is impractical, and prohibitively expensive, for companies to comply with Section 314(d) on a day-to-day basis with respect to ordinary course sales of inventory and other routine business transactions. While a strict reading of Section 314(d) could require a company to provide a certificate with every single ordinary course sale of goods and services in cases where the company’s inventory constitutes collateral, the Staff has recognized that this result would not be consistent with the purposes of the Trust Indenture Act. For example, in the no-action letter issued to Mary Kay Cosmetics, Inc. (June 17, 1986), the

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Staff concurred with Mary Kay’s view that Section 314(d) was inapplicable to ordinary course sales of collateral permitted by the Mary Kay indenture. The Staff required Mary Kay to provide a certificate to the trustee every six months stating that all collateral releases in the prior six months were made in the ordinary course of business. Mary Kay was also required to provide its audited financial statements to the indenture trustee. Since the Staff issued a no-action letter to Mary Kay in 1986, the SEC and the Staff have reached the same conclusion in numerous other instances. See, e.g., Algoma Steel Inc. (December 23, 2002); Coltec Industries, Inc. (August 17, 1998); Metallurg, Inc. (April 2, 1997); Federated Department Stores (January 31, 1992); Jack Eckerd (February 5, 1991); Monogram Models, Inc. (October 1, 1987).

The Staff has recognized that permitting ordinary course collateral releases is consistent with the principles underlying the adoption of the Trust Indenture Act. The Trust Indenture Act was adopted in response to certain abuses involving publicly issued debt securities, such as the practice of substituting collateral of significantly lesser value for collateral which had originally been subject to the lien of an indenture, with the effect of impairing the collateral security enjoyed by holders of the securities. See Hazzard v. Chase National Bank, 287 N.Y.S. 541 (N.Y. Spe. Term 1936), aff’d, 14 N.Y.S.2d 147 (N.Y. 1939). Allowing certain collateral to be released in the ordinary course of business without requiring compliance with the provisions of Section 314(d) would not lead to the abuses described above, nor would requiring such compliance further the interests of noteholders.

Consistent with the SEC’s positions described above, the Company’s Indenture includes provisions that allow the Company to operate and release collateral in the ordinary course of business, including, without limitation, selling inventory in the ordinary course, selling and disposing of accounts receivable in the ordinary course, making cash payments in the ordinary course and abandoning property which is no longer used or useful in the Company’s business. See Section 12.04(f) of the Company’s Indenture (page 116). The Indenture further provides that these collateral releases “shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent that the Collateral is released pursuant to the terms of this Section 12.04.”

Consistent with the SEC’s positions described above, the Company intends to deliver a certificate to the trustee every six months indicating that all collateral releases in the prior six months were in the ordinary course of business, except for releases permitted by or authorized by the 1st lien lenders under the Company’s senior credit facility. The Company also intends to deliver its audited financial statements to the trustee each year.

C. Collateral Controlled by First Lien Lenders

As disclosed in the Company’s Registration Statement and in the Indenture, the Company’s senior secured notes are secured on a 2nd priority basis, whereas the obligations under the Company’s senior credit facility are secured by the same collateral on a 1st priority basis. The collateral consists of substantially all of the Company’s (and the guarantors’) assets

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and the stock of several of the Company’s subsidiaries. The security interest was not created or granted pursuant to the Indenture, but instead was created and granted pursuant to and is subject to the terms of a 2nd lien security agreement and related documents. The Indenture contemplates that the noteholders and trustee will not control the collateral or release of the collateral, but that the lenders under the senior credit facility and the administrative agent thereunder control the collateral and releases of the collateral. See Section 12.04(c) of the Indenture (page 115). (This is a typical intercreditor structure: a creditor has a second lien on assets which secure a 1st priority lender; the 1st priority lender insists on total control of the collateral; and the 2nd lien is frequently referred to as a “silent second” because it has no rights with respect to the collateral.) The Indenture provides that if the 1st lien creditors release all or any portion of the collateral, the 2nd lien holders are automatically deemed to release the same collateral. Further, the Indenture here provides that the senior secured notes are secured (on a 2nd priority basis) only as long as the senior credit facility is secured, and that the notes will no longer be secured if the senior credit facility is repaid or no longer secured. See Section 12.04(d) of the Indenture (page 115). The Indenture specifically contemplates the possibility of collateral release by the senior credit facility lenders and provides that such releases do not constitute an impairment of the collateral under the Indenture.

We believe that Section 314(d) was not intended to apply to collateral releases where a third party creditor, with rights senior to the rights of the noteholders, controls all aspects of the collateral. The Staff has concluded that an exemption from the requirements of Section 314(d) is necessary and appropriate in the public interest where “(1) the notes issued under the indenture are secured by agreements that are external to the indenture; (2) decisions regarding whether collateral is maintained or released are made by a party other than the indenture trustee; (3) neither the indenture trustee nor the holders of the indenture securities have any control over these decisions; and (4) the collateral securing the indenture securities also secures other debt.” See Allied Waste North America, Inc. (August 8, 2001). In the Allied Waste exemptive order, the SEC concluded that Allied Waste did not need to comply with Section 314(d) where the indenture was secured by collateral on an equal and ratable basis with the company’s credit facility and the lenders under the credit facility controlled dispositions of collateral and where, as here, the notes would no longer be secured if the credit facility was no longer secured. In Pregis’ case, where the notes are secured on a 2nd priority basis, junior to the 1st lien lenders, as compared to Allied Waste, where the notes were secured on an equal and ratable basis, equal to the 1st lien lenders, the case is even stronger that Section 314(d) should not apply, because the noteholders as 2nd priority secured parties have no expectation that they would ever have control over the collateral ahead of the 1st lien lenders.

This policy position is consistent with the policies articulated in the Staff’s no-action letter issued to International Harvester Co. (April 25, 1983), where the Staff concluded that an indenture did not need to comply with Section 314(d) where the notes were secured only equally and ratably with other creditors, and the notes were entitled to be secured only in the event, to the extent, and for so long as the other creditors had a lien on the assets of the issuer. In the International Harvester indenture, as in the Pregis Indenture, in the event that the lien in favor of

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the other creditors terminated, either by the terms of the indebtedness owing to the other creditors or with the consent of the other creditors, the lien in favor of the noteholders would also terminate. In International Harvester, as in Pregis, the noteholders had no contractual right under the indenture to control (or influence in any way) the release of collateral from their lien.

Pregis entered into the 1st priority senior secured credit facility, and issued the 2nd lien senior secured notes, in October 2005, in connection with its acquisition of all of the assets of Pactiv Corporation’s protective packaging business. At the time, Pregis concluded that the most cost-effective manner of raising capital was to borrow under a 1st lien bank facility and to issue 2nd priority notes. As is typical in the 1st lien / 2nd lien structure, the banks required complete control of the collateral. Pregis and its investment banks made a business decision that the noteholders would prefer the second lien, with no control over the collateral, to no collateral at all. The indenture trustee was aware of the terms of the Indenture, wherein the trustee would have no control over the collateral or release of the collateral, and did not object to these terms.

At the time the notes were offered to qualified institutional buyers (QIB’s) and other purchasers outside the United States, Pregis disclosed to potential noteholders that the noteholders would not control the collateral and that the senior banks would control collateral release. This same disclosure is repeated in the Registration Statement on Form S-4 related to the notes. The offering memorandum and Registration Statement also disclose that the notes contain a covenant package designed to provide protection to noteholders in the form of significant restrictions on the ability of Pregis and its subsidiaries to engage in a variety of transactions. For example, the asset sale covenant in the Indenture places significant restrictions on the ability of Pregis and its subsidiaries to dispose of assets. Pregis believes that the covenant package provides noteholders with significant protections that restrict Pregis from engaging in transactions harmful to the noteholders.

Finally, based on our research, we have found at least 50 other companies who have issued 2nd lien notes in recent years where the collateral was under the control of the 1st lien creditors and where the registration statement disclosed that collateral release would be controlled by the 1st lien creditors. Although we do not know how these 50 companies have complied with the Trust Indenture Act, we believe that the general view in the market for second lien securities is that Section 314(d) was meant to cover situations where the indenture trustee controlled or played a role in the release of collateral but not where the 1st priority lenders control the release.

In order to confirm to the trustee that any collateral releases have been authorized or permitted by the 1st lien lenders, the Company plans to include language in the semi-annual officer’s certificate which indicates that all collateral releases in the prior six months were either in the ordinary course of business or authorized or permitted by the 1st lien lenders who control the release of collateral.

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D. The “Collateral Cutback Provision”

We believe that the “collateral cutback provision,” whereby the value of the securities of any subsidiary equal to or in excess of 20% of the aggregate principal amount of the senior secured notes outstanding is not deemed to be collateral, does not implicate Section 314(d) of the Trust Indenture Act.

The collateral which secures the 2nd lien notes is granted not pursuant to the Indenture but pursuant to a separate 2nd lien security agreement. The 2nd lien security agreement provides that certain shares of capital stock of subsidiaries are pledged as collateral for the notes “but only to the extent that the inclusion of such capital stock or other securities will mean that the par value, book value as carried by the Company, or market value (whichever is greatest) of such capital stock or other securities of any Subsidiary is not equal to or greater than 20% of the aggregate principal amount of Notes outstanding.” Section 1(d)(i) of the 2nd Lien Security Agreement (page 3). In addition, the 2nd lien security agreement (at pages 6-7) specifically provides that “collateral” will not include:

•	“(4) the capital stock or other securities of the Company or any Grantor if and to the extent that the inclusion of such capital stock will mean that the par value, book value as carried by the Company or market value (whichever is greatest) of any such capital stock or other securities of any such subsidiary exceeds 20% of the aggregate principal amount of Notes outstanding; or

•	“(5) the capital stock or other securities of any Subsidiary of the Company to the extent that Rule 3-16 or 3-10 of Regulation S-X under the Securities Act requires (or is replaced with another rule or regulation or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary due to the fact that such Subsidiary’s capital stock or other securities of such Subsidiary secure the Obligations”.[1]

This 20% provision is intended to minimize the cost to the Company of compliance with Rule 3-16 of Regulation S-X. Rule 3-16 of Regulation S-X provides that separate financial statements of any entity must be included in a registration statement to the extent that the entity’s securities constitute a substantial portion of the collateral securing securities registered on the registration statement. The rule provides that a “substantial portion” exists where the par value,

[1]	Clause (5) of the Second Lien Security Agreement (at page 7) goes on to state “provided that the Security Documents may be amended or modified, without the consent of any Holder, to the extent necessary to release the Second Priority Liens on the shares of capital stock or other securities that are so deemed to no longer constitute the Collateral; provided further that the First Priority Liens on such capital stock or other securities will not be released and will remain in force with respect to such property.” We believe that the purpose of the first proviso in clause (5) was to ensure that noteholder consent would not be necessary in order to effectuate the 20% clause to the extent anyone deemed collateral to be released.

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book value, or market value of the securities of any single subsidiary equals 20% or more of the principal amount of the secured class of securities. Given the expense of providing separate financial statements for subsidiaries whose securities constitute only a portion of the overall collateral package, many security agreements include a provision which imposes a cap on the collateral value of the subsidiaries’ securities so that the 20% threshold is not exceeded. In Pregis’ case, as of June 30, 2006, given that $127.9 million of secured notes were outstanding, the 20% threshold was approximately $25.6 million—that is, separate financial statements must be provided in the Registration Statement for any subsidiary whose securities constitute collateral worth $25.6 million or more.

The practical effect of the granting clause in Pregis’ 2nd lien security agreement is that every subsidiary’s securities which are pledged will be deemed collateral up to a maximum amount of (but not including) $25.6 million (20% of the aggregate principal amount of the senior secured notes)—that portion of the value equal to or above $25.6 million is not granted as collateral and does not secure the notes. Since the time that the notes were issued, and through today, Pregis has only had four subsidiaries whose securities were pledged as collateral. As a result, since the time that the notes were issued, the maximum collateral value for pledged securities for these four subsidiaries has always been approximately $102.4 million ($25.6 million x 4), regardless of changes in the value of these subsidiaries. Given this limitation in the grant of collateral, we believe that the release and substitution provisions of Section 314(d) are not applicable to the “collateral cutback provision” because no release, in the traditional sense of that word, occurs; the amount equal to or in excess of the 20% limit was never granted as collateral and therefore is not released. There are no documents evidencing a “release;” the noteholders do not return collateral to the Company; and the trustee is not required to take any action.

We also believe that the policies behind Section 314(d) were aimed at addressing abuses involving substitution of collateral and were not intended to address a provision such as the “collateral cutback provision” where no release or substitution is involved. The trustee plays no role in reviewing or implementing the collateral cutback provision; it works on its own and does not involve potential abuses involving substitution of collateral. Also, the provision is prominently disclosed throughout the Registration Statement, and potential noteholders were clearly notified of the provision and how it works. Finally, we believe that this provision is fairly common in today’s market for secured notes—we have found 20 other recent deals in the market which contain this provision.

As disclosed in the Registration Statement on page 61, currently only four Pregis subsidiaries have securities that secure the notes: Pregis (Luxembourg) Holdings Sarl (book value of $40.643 million), Pregis Innovative Packaging Inc. (book value of $36.172 million), Hexacomb Corporation (book value of $8.438 million) and Pregis Management Corporation (book value of $100). Accordingly, the notes are secured by all of the securities of Hexacomb Corporation (subject to a cap of slightly less than $25.6 million), all of the securities of Pregis Management (subject to a cap of slightly less than $25.6 million), slightly less than $25.6 million

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of the securities of Pregis (Luxembourg) Holdings Sarl and slightly less than $25.6 million of the securities of Pregis Innovative Packaging Inc. As described below, Pregis intends to monitor the value of these subsidiaries so that investors know the collateral value of the securities securing the notes. However, notwithstanding such monitoring, the collateral securing the notes will never equal or exceed $102.4 million ($25.6 x 4).

E. Monitoring the Value of Subsidiary Capital Stock

The Company intends to monitor the value of the subsidiary capital stock subject to the lien and has added additional disclosure to the Registration Statement on page 62 to describe the methodology utilized in this valuation. The Company plans to estimate the market value of the capital stock of the subsidiaries constituting collateral for the senior secured notes on an annual basis and to review this estimate on a quarterly basis. For the year ended December 31, 2005, the Company used the purchase price paid by a third party to acquire the respective entities on October 13, 2005 as a basis for determining the market value of the capital stock. Management believes that this valuation served as a reasonable estimate of the market value of the capital stock at December 31, 2005. In October 2005, the purchase price paid for these entities was determined based on a multiple of EBITDA and was contractually agreed to in the stock purchase agreement.

For future annual periods, the Company intends to follow a similar methodology, using a multiple of EBITDA based on that of comparable companies, to determine the enterprise value of these entities. To arrive at an estimate of the market value of the entities’ capital stock, the Company will subtract from the enterprise value their existing debt, net of cash on hand. The Company has determined that this methodology is a reasonable and appropriate means for determining the market value of the capital stock pledged as collateral.

Comment 8: Please advise us as to whether there has been any change in the subsidiaries whose stock is included in the collateral pool since you issued the old notes. In addition, please advise us as to whether there has been any change since you filed your registration statement. Finally, please advise us as to what consideration you have given to whether the potential for a shift in the collateral pool affects the requirement that securities exchanged in a transaction in reliance on the Exxon Capital line of letters be identical. Given the potential for a shift in the collateral pool during the exchange offer, please supplementally confirm that the security provisions in both the old and new notes are identical. We may have additional comments upon review of your response.

Response: There has been no change in the subsidiaries whose stock is included in the collateral pool since the old notes were issued in October 2005 or since the Registration Statement was initially filed in December 2005. We also confirm that the security provisions in both the old and new notes are identical.

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In addition, we believe that the potential for a shift in the collateral pool does not affect the requirement that securities exchanged in a transaction in reliance on the Exxon Capital line of letters be identical. Because the security provisions in both the old and new notes are identical, there will never be a situation when the collateral securing the new notes is different from the collateral securing the old notes. If any collateral is ever not deemed collateral of the old notes, it will also not be deemed collateral of the new notes, and vice versa. Therefore, the collateral package for both the old and new securities will always be identical, consistent with the requirement of the Exxon Capital line of letters.

Comment 9: Please confirm to us supplementally that you will advise us of any change in the subsidiaries whose stock is included in the collateral pool prior to effectiveness.

Response: We confirm on behalf of the Company that we will advise the Staff of any change in the subsidiaries whose stock is included in the collateral pool prior to effectiveness.

Comment 10: We note the statements in the second and third sentences of the second paragraph on page 129 regarding compliance with Section 314(d) of the Trust Indenture Act and certain no-action letters and exemptive orders. Please be advised that you may not rely upon any previously issued no-action letters and exemptive orders with respect to the application of Section 314(d). In this regard, we note that these no-action letters and exemptive orders apply only to the parties thereunder because relief under Section 314(d) requires that the Commission find that it is necessary or appropriate in the public interest and consistent with the protection of investors. See Section 304(d) of the Trust Indenture Act. You may not assume that finding and substitute your judgment for that of the Commission. In our view, a release or substitution of property or securities from the liens securing your notes constitutes a release as that term is understood by Section 314(d). In order to obtain relief from the requirements of Section 314(d), you would have to obtain an exemptive order under Section 304(d). The Division no longer grants no-action relief with respect to the application of Section 314(d).

Response: The Company acknowledges the Staff’s comment.

Financial Statements

Combined Statements of Cash Flows, page F-5

Comment 11: We note your response to comment 5 from our letter dated February 24, 2006 and your restatement of certain cash and non-cash capital contributions within your statement of cash flows as disclosed in your note 20. Please clarify from which line items you eliminated the $7.2M of non-cash transactions within your operating activities. In this regard, it appears that your balance in your “affiliate receivables/payable, net” line item has changed by an amount that differs from the $7.2M of non-cash transactions. Please address how this and other line items within your operating cash flows have changed since your last filing.

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Response: In response to the Staff’s comment, the Company has revised its disclosure at page F-35 in Note 20 – Restatements, to show the amount by which each line of the cash flow statement has been revised in relation to the presentation as previously reported. Note 14 to the unaudited interim financial statements at pages F-61 and F-62 has also been revised accordingly.

Note 2. Acquisition, page F-9

Comment 12: Please delete your reference to the independent appraiser or identify the firm. If you chose to refer to and identify the firm, you should also include the expert’s consent when the reference is included in a filing in the 1933 Act environment. Refer to Section 436(b) of Regulation C. Please provide similar revisions for your reference on page F-52.

Response: The Company has modified the disclosure on page F-9 in response to the Staff’s comment.

Note 13. Segment and Geographic Information, page F-22

Comment 13: We note your response to comment 6 from our letter dated February 24, 2006 and the supplemental summary of sales and gross margins for the Hexacomb product line and other Protective Packaging products. Based on your discussion of the anomalies between the product lines, which included cost reduction initiatives and pricing programs for the Hexacomb product line, it is unclear to us that Hexacomb is economically similar to the other protective packaging product lines. However, given the sales growth trends, gross profit rates and the convergence of these rates over the past five years, as well as your conclusion that these operating segments are economically similar, we have no further comment on the aggregation of Hexacomb with your other Protective Packaging products. We remind you of your obligation to monitor these operating segments to determine the appropriateness of aggregating these operating segments in future filings.

Response: The Company acknowledges the Staff’s comment and will monitor the operating segments as requested.

Note 22. Combining Financial Information of Guarantor Subsidiaries, page F-35

Comment 14: Your disclosure regarding your guarantor subsidiaries indicates that they are wholly-owned subsidiaries; however in your Form S-4 and your response letter dated February 14, 2006 you indicate and disclose that your guarantor subsidiaries are “100% owned.” We therefore assume your guarantor subsidiaries are 100% owned. Revise your disclosure to clarify.

Fried, Frank, Harris, Shriver & Jacobson LLP
January 12, 2007

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-35 and F-62 to clarify that its ownership in the guarantor subsidiaries is 100%.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt
Michael A. Levitt

cc:	Michael T. McDonnell (Pregis Corporation)
Timothy J. Cunningham (Pregis Corporation)
Steven C. Huston (Pregis Corporation)
Leslie A. Braun (Pregis Corporation)